3780 West Broadway

Vancouver, BC V6R 2C1

778-999-6100

INTERFAC MINING INC

December 27, 2007

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 7010

Attention:  Donna Levy

Dear Sirs:

RE:

Interfac Mining Inc.  – Form SB-2, (File No. 333-146643)

We are in receipt of your comment letter dated October 31, 2007 concerning our registration statement on Form 20-F filed October 11, 2007.  In addition to our letter of December 21, 2007, we further respond to your comments, as follows, and provide an amended registration statement for your review:

Registration Statement on Form SB-2

General

1.

Please provide interim financial statements in accordance with Item 310(g) of Regulation S-B and correspondingly update all of the related disclosure in the Form SB-2.

We have amended the document accordingly.

Signature Page

2.

Your chief financial officer, or someone acting in that capacity, must sign the registration statement. In the next amendment please have someone sign in that capacity.

We have amended the document accordingly.

Yours truly,

INTERFAC MINING INC.

PER: /s/ Tannisah Kruse

Tannisah Kruse